Form NRSRO – Annual Certification

Exhibit 4: Organizational Structure

March 2020

Exhibit 4A - Organization of DBRS, Inc., Holding Companies and Material Affiliates



*On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed its acquisition of DBRS, Inc. (DBRS). At that time, each of DBRS and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). DBRS and MCR are in the process of integrating their credit rating services under the brand name DBRS Morningstar.

On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on that date, DBRS filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS, in which capacity MCR operates today. Credit ratings determined by MCR on financial institutions (e.g., banks), corporate issuers and asset-backed securities on, before or after December 30, 2019 (and not previously withdrawn) are now deemed issued by DBRS in accordance with DBRS's Form NRSRO and, thereby, retain their status as NRSRO ratings.

For information on the integration of DBRS and MCR credit rating procedures and methodologies, please see Exhibit 2 to DBRS's Form NRSRO, which can be found at dbrsmorningstar.com/regulatory/.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



President, Credit Ratings

Head of Credit Operations

Head of Analytics Products *

Head of Human Resources & Planning *

Head of Business Development *

Head of Finance *

Head of Internal Audit & Global Enterprise Risk Management

Head of Credit Business Strategy Canada

Head of Credit Business Strategy United States

Group Managing Director Global Corporates

Group Managing Director Structured Finance

Group Managing Director Financial Institutions & Sovereign

Chief Credit Officer Credit Standards

* In addition to reporting to the President of DBRS, Inc., this role has a reporting line to Morningstar, Inc.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of March 1, 2020. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Subsidiary	Jurisdiction of Formation	Subsidiary	Jurisdiction of Formation
Corporate Fundamentals, Inc.	Delaware	Morningstar India Private Limited (13)	India
DBRS, Inc. (1)	Delaware	Morningstar Investment Adviser India Private Limited (2)	India
Morningstar Global LLC	Delaware	Morningstar Italy, S.R.L. (7)	Italy
Morningstar Investment Management LLC	Delaware	Ibbotson Associates Japan K.K. (2)	Japan
Morningstar Investment Services LLC (2)	Delaware	Morningstar Korea, Ltd.	Korea
Morningstar Ratings Holding Corp.	Delaware	Morningstar Luxembourg SARL (7)	Luxembourg
Morningstar Research Services LLC	Delaware	Investigaciones MS Mexico, S. de R.L. de C.V. (7)	Mexico
Pitchbook Data, Inc.	Delaware	Servicios MStar Global, S. de R.L. de C.V. (7)	Mexico
Morningstar Commodity Data, Inc.	Illinois	Morningstar Europe, B.V. (14)	The Netherlands
Morningstar Credit Ratings, LLC	Pennsylvania	Morningstar Holland, B.V. (15)	The Netherlands
ADL (Aust) Pty Limited (3)	Australia	MStar Holdings C.V.	The Netherlands
Cuffelinks Pty Ltd (3)	Australia	Morningstar Research Limited (5)	New Zealand
Ibbotson Pty Limited (3)	Australia	Morningstar Norge AS (7)	Norway
Morningstar Investment Management Australia Limited (4)	Australia	Morningstar Investment Adviser Singapore Pte Limited (10)	Singapore
Morningstar Australasia Pty Limited (5)	Australia	Morningstar Research Pte Limited (10)	Singapore
Morningstar Direct Investments (6)	Australia	Morningstar Research (Proprietary) Limited (7)	South Africa
Morningstar Group Australia Pty Limited (7)	Australia	Morningstar Investment Management South Africa (Pty) Limited (2)	South Africa
Morningstar Brazil Financial Information Ltda. (7)	Brazil		
DBRS Limited (8)	Canada	Morningstar Europe Services, S.L. (7)	Spain
Morningstar Associates, Inc. (9)	Canada	Morningstar Network, S.L. (7)	Spain
Morningstar Canada Group, Inc. (7)	Canada	Morningstar HoldCo AB (7)	Sweden
Morningstar Research, Inc. (9)	Canada	Morningstar Sweden AB (16)	Sweden
Ratings Acquisition Corporation (1)	Cayman Islands	Morningstar Switzerland GmbH (7)	Switzerland
Servicios Morningstar Chile Ltd. (7)	Chile	Morningstar Research Thailand Limited	Thailand
Morningstar (Shenzhen) Ltd. (10)	China	Morningstar (Dubai) Ltd. (7)	United Arab Emirates
Morningstar Danmark A/S (11)	Denmark	AAA UK Acquisition Co. Limited (17)	United Kingdom
Morningstar Danmark Holding Aps (7)	Denmark	AAA UK Holding Co. Limited (18)	United Kingdom
Morningstar France Holding SAS (7)	France	DBRS Ratings Limited (8)	United Kingdom
Morningstar France Fund Information SARL (12)	France	Morningstar Europe, Ltd. (7)	United Kingdom
Morningstar Investment Consulting France SAS (12)	France	Morningstar Finance Limited (18)	United Kingdom
DBRS Ratings GmbH (8)	Germany	Morningstar Investment Management Europe Limited (2)	United Kingdom
Morningstar Deutschland GmbH (7)	Germany	Morningstar Real-Time Data Limited (19)	United Kingdom
Morningstar Asia, Ltd. (7)	Hong Kong	Morningstar U.K., Ltd. (7)	United Kingdom
Morningstar Investment Management Asia Limited (2)	Hong Kong	Pitchbook Data Limited (20)	United Kingdom

Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of March 1, 2020. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

(1) Morningstar Ratings Holding Corp. owns 100%
(2) Morningstar Investment Management LLC owns 100%
(3) Morningstar Australasia Pty Limited owns 100%
(4) Ibbotson Pty Limited owns 100%
(5) Morningstar Direct Investments owns 100%
(6) Morningstar Group Australia owns 100%
(7) Morningstar Holland B.V. owns 100%
(8) AAA UK Acquisition Co. Limited owns 100%
(9) Morningstar Canada Group, Inc. owns 100%
(10) Morningstar Asia, Ltd. owns 100%
(11) Morningstar Danmark Holdings Aps owns 100%
(12) Morningstar France Holding SAS owns 100%
(13) Corporate Fundamentals, Inc. owns 100%
(14) MStar Holdings C.V. owns 100%
(15) Morningstar Europe, B.V. owns 100%
(16) Morningstar HoldCo AB owns 100%
(17) AAA UK Holding Co. Limited owns 100%
(18) Ratings Acquisition Corp. owns 100%
(19) Morningstar U.K., Ltd. owns 100%
(20) Pitchbook Data, Inc. owns 100%